

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2019

Ivan Bergstein
Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue, Eleventh Floor
New York, NY 10022

> **Re: Stemline Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2019**
> **File No. 333-230341**

Dear Dr. Bergstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Matthew W. Mamak, Esq.